UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia announces resignation of Mr. Marcelo Wakatsuki, Chief Marketing Officer

São Paulo, October 21, 2024 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX platform in Latin America, empowering companies to transform their customer journeys, today announced the resignation of Mr. Marcelo Wakatsuki, Zenvia’s Chief Marketing Officer (CMO), effective November 1, 2024.

Mr. Gilsinei Hansen, Zenvia’s Chief Revenue Officer (CRO), will serve as interim CMO until further notice.

Zenvia thanks Mr. Wakatsuki for his invaluable contributions during his one-year tenure with the Company and wishes him all the best in his future endeavors.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – FG-IR Fabiane Goldstein – (954) 625-4793 fabi@fg-ir.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company dedicated to creating a new world of experiences. It focuses on enabling companies to create personalized, engaging and fluid experiences across the entire customer journey, all through its unified, multi-channel customer cloud platform. Boasting two decades of industry expertise, more than 13,000 customers and operations throughout Latin America, Zenvia enables businesses of all segments to amplify brand presence, escalate sales, and elevate customer support, generating operational efficiency, productivity and results, all in one place. To learn more and get the latest updates, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok and YouTube.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 21, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer